SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 11, 2005

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI SELLS LA RESCATADA EXPLORATION PROJECT



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

AGA54.05

11 August 2005

ANGLOGOLD ASHANTI SELLS LA RESCATADA EXPLORATION PROJECT

AngloGold Ashanti Ltd. ("AngloGold Ashanti") has concluded an agreement for the disposal of its La Rescatada Project ("La Rescatada") to Aruntani SAC ("Aruntani"), a local Peruvian corporation, for a total consideration of US$12.5 million. In addition, AngloGold Ashanti has retained an option to repurchase 60% of the project should reserves in excess of 2 million ounces be identified within the next three years.

La Rescatada is located approximately 800km south-east of the city of Lima in the Department of Puno, Peru. High sulphidation epithermal style gold and silver mineralisation was first discovered by AngloGold Ashanti at La Rescatada in August 2000. Intensive drilling was carried out in the district and the company subsequently concluded that La Rescatada did not meet its criteria for further investment. Oxide resources are estimated to contain approximately 500 000 ounces of gold with upside potential. The project was put out to tender in late 2004 and following a formal adjudication process, the Aruntani bid succeeded.

Commenting on the transaction, Roberto Carvalho Silva, Chief Operating Officer International for AngloGold Ashanti, said: "Despite its relative size, La Rescatada is a good project and Aruntani is well positioned to take it to production."

ends

Queries

South Africa	Tel:	Mobile:	E-mail:
Steve Lenahan	+27 (0) 11 637 6284	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Shelagh Blackman	+27 (0) 11 637 6379	+27 (0) 83 308 2471	skblackman@AngloGoldAshanti.com

<center>SIGNATURES</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 11, 2005   By: /s/ C R BULL

                                                Name: C R Bull
                                                Title: Company Secretary